SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, regarding the filing of a general rate case request by PacifiCorp in Oregon for US$102 million.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 12, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower’s PacifiCorp files rate case request in Oregon for $102 million

ScottishPower announces that on 12 November 2004 its US regulated subsidiary, PacifiCorp, filed a general rate case request with the Oregon Public Utility Commission (OPUC) for approximately $102 million related to increases in operating costs, including fuel, purchased power, pension and other employee benefit costs.

If fully approved by the OPUC, the impact to customers is expected to be a net increase of approximately 6.7% from rates in effect today, after the elimination of a surcharge on customers’ bills to recover excess net power costs in place to the end of June 2005.

The company is requesting an allowed rate of return on equity of 11.125%, in line with recent requests in other states, and the rate case is expected to be resolved in September 2005.

Further information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515